

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2021

John Hilburn Davis, IV
President and Chief Executive Officer
Digital Brands Group, Inc.
1400 Lavaca Street
Austin, TX 78701

   Re: Digital Brands Group, Inc.
    Registration Statement on Form S-1
    Filed December 23, 2021
    File No. 333-261865

Dear Mr. Davis:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Jennie Beysolow at 202-551-8108 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Trade & Services

cc: Thomas Poletti